VIA EDGAR	Larry W. Shackelford
404-504-7651
lws@mmmlaw.com
www.mmmlaw.com
February 22, 2006
Mr. Mark Kronforst
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E., Room 4561
Washington, DC 20549

Re:	Manhattan Associates, Inc. Form 8-K Filed February 8, 2006 File No. 000-23999
Dear Mr. Kronforst:
     On behalf of Manhattan Associates, Inc. (the “Company”), we are writing in response to comments of the Staff set forth in the Commission’s letter dated February 8, 2006. The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.
     We respond to the specific comments of the Staff as follows:
Form 8-K Filed on February 8, 2006
1. We have read your non-GAAP disclosures that were furnished in the Form 8-K filed on February 8, 2006. Please explain to us how have complied with Item 10(e)(1)(i)(A) of Regulation S-K when presenting “Adjusted earnings per share for the quarter ended December 31, 2005” within the “Key Financial Highlights” section of your earnings release. In this regard, it does not appear that you have disclosed, with equal or greater prominence, the most directly comparable measure calculated and presented in accordance with GAAP.

Morris, Manning & Martin, LLP
Mr. Mark Kronforst
February 22, 2006

Response:
     The Company acknowledges that when presenting the non-GAAP “adjusted earnings per share” measure in this earnings release, it did not present, with equal or greater prominence, the most directly comparable GAAP measure, and hereby commits to ensure that no non-GAAP financial measures will be given greater prominence than the directly comparable GAAP measures in any future filings of the Company with the Commission.
2. We note no substantive disclosure that addresses the disclosures in Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, your disclosure does not explain the manner in which the management uses the non-GAAP measures and the economic substance behind the decision, why it is useful to an investor to segregate each of the items for which adjustments are made, or how your presentation enables an investor to analyze the additional financial and business trends. Further, you have not disclosed the material limitations associated with the measures or the manner in which management compensates for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results. Please explain to us how you have complied with this guidance.
Response:
     In connection with the compliance with Item 10(e)(1)(i)(A) of Regulation S-K and the above mentioned guidance, the Company proposes to provide, in its future filings that involve the use of non-GAAP financial measures, disclosure substantially similar to the following:
     “The press release includes, as additional information regarding our operating results, our adjusted net income and adjusted net income per share, which exclude the impact of certain items, if applicable in the period, including acquisition-related costs and the amortization thereof, the recapture of previously recognized transaction tax expense, stock option expense under FAS 123R and the severance and accounts receivable charge recorded in the same period, all net of income tax effects. The measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP net income and non-GAAP per share measures used by other companies. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with generally accepted accounting principles. We believe that these adjusted (non-GAAP) results provide more meaningful information regarding those aspects of our current operating performance that can be effectively managed and consequently have developed our internal reporting, compensation and planning systems using these measures. The reporting of these non-GAAP financial

Morris, Manning & Martin, LLP
Mr. Mark Kronforst
February 22, 2006

measures facilitates investors’ understanding of our historical operating trends, provides a basis for more relevant comparisons to other companies in the industry, enables investors to evaluate our operating performance in a manner consistent with our internal basis of measurement and better enables investors to evaluate our prospects for future performance. Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.”
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Form 8-K, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope the foregoing information allows the Staff to resolve the outstanding issues regarding the Form 8-K. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7651.

Sincerely, MORRIS, MANNING & MARTIN, LLP
/s/ Larry W. Shackelford
Larry W. Shackelford

cc:	Mr. Steven R. Norton David Dabbiere, Esq.